Mail Stop 4561

November 28, 2006

By U.S. Mail and facsimile to (313) 390-0500.

Kenneth R. Kent
Vice Chairman, Chief Financial Officer and Treasurer
Ford Motor Credit Company
One American Road
Dearborn, MI 48126

> **Re: Ford Motor Credit Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 001-06368**

Dear Mr. Kent:

We have reviewed your response filed with the Commission on November 14, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

1. We note you have restated the statement of cash flows for each of the three years in the period ended December 31, 2005. Per note 19, we understand that one of the revisions to the statement of cash flows relates to a change in the reporting of cash flows related to wholesale receivables that were sold to off-balance sheet securitization trusts. Please tell us why the amounts in the line item "proceeds

from sales of receivables" in the investing activities section of your statement of cash flows did not change and continues to agree to the total of "proceeds from sales of receivables" in Note 7 of your footnotes. In this regard, it appears the total "proceeds from sales of receivables" includes sales of wholesale receivables and it is unclear why at least of portion of these proceeds would not be reflected in the operating section of the statement of cash flows in light of your restatement.

2. We note from your table on page 38 of your 10-K/A for the year ended December 31, 2005 that you received total net proceeds of $20.9 billion, $10.3 billion, and $19.3 billion, respectively from off-balance sheet securitizations during the three years ended December 31, 2005. However, it appears that these amounts include the receipt of certain retained interests and other assets of $2.8 billion and $3.4 billion, respectively for the years ended December 31, 2005 and 2004. It appears the receipt of the retained interest and other assets in exchange for sale of the receivables would be a non-cash investing activity which would not be reflected in the statement of cash flows, but rather be shown supplementally in a disclosure. Please advise, or revise as appropriate.

3. Please tell us the following relating to your off-balance sheet securitizations:

   - Tell us the typical number of off-balance sheet securitizations transacted each year and the frequency with which they are performed (i.e. semi-annually, quarterly, etc). If you typically perform securitizations only semi-annually or annually, it would not appear unusual that the receivables included in the securitization tend to be six-months old or greater at the time of the securitization;

   - For the receivables securitized that were greater than 6 months at the time of securitization; please tell us the factors you considered in deciding to sell the receivable. Clarify if the loan was eligible for sale earlier but factors existed that precluded the sale of the loan until a later date;

   - Please tell us the average life of your receivables;

   - Tell us in detail how and to what extent you have integrated your projected funding requirements, including the degree to which those requirements will be met through on and off balance sheet securitizations into your conclusions regarding the classification of loans as held-for-sale or held-for-portfolio; and

   - In light of the fact that in both your response letter and on page 35 of your Form 10-K/A, you state that you select "receivables at random" using selection criteria designed for the specific transaction, tell us why you don't believe it is appropriate to assume a certain portion of the purchased or originated receivables would later be sold in a securitization based on your funding requirements, and hence the activity related to those receivables would be included in the operating section of the statement of cash flows. In this regard, it would appear that you would reasonably expect that you will securitize at least a portion of your receivables each and every year, based on historical practice and your disclosures regarding how you finance your business. Thus it is unclear how you could conclude for each and every receivable that you have the intent to hold it for the foreseeable future or until maturity or payoff after considering both the trends of your historical practice and your projected funding needs to be met by securitizations. Please advise.

4. Please tell us the following information related to your hedging relationships for which you utilize the long-haul method of assessing hedge effectiveness:

- Tell us how you document and account for modifications to your hedging relationships;

- Please tell us how you account for the payment of additional fees when a hedging contract is modified; and

- Please tell us the procedures used to recalculate hedge effectiveness on a prospective basis once a modification has occurred to ensure that the continuing hedging relationship continues to be highly effective.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in your amended filings and provides any requested supplemental information. Please provide us with your proposed disclosures. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief